September 30, 2008

CORRESP

Ms. Linda Cvrkel
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, DC 20549

Re:	Mod Hospitality, Inc. (f/k/a “PSPP Holdings, Inc.”) File No. 000-24723

Dear Ms. Cvrkel:

On July 31, 2008, the Securities & Exchange Commission (the “Commission”) sent a letter to Mod Hospitality, Inc. (the “Company”) regarding filings of the Company.  At the time the Company’s name was “PSPP Holdings, Inc.”  The Company filed a response the Commission’s July 31 letter on September 5, 2008.  The Commission, upon receipt of the Company’s response, issued a second letter to the Company for further information dated September 15, 2008.

This letter is in response the Commission’s letter to the Company dated September 15, 2008.  Again, at issue are inquiries concerning the Company’s filings, including Form 10-KSB for the year ending December 31, 2007 and Forms 8-K dated December 27, 2007, February 12, 2008, and April 6, 2008   As in our previous letter, the Company desires to provide the Commission with greater detail and explanations of the filings and to provide our shareholders with information that may clear any confusion they may have.  The Company is therefore in the process of amending its Form 10-KSB for the year ended December 31, 2007 and filing it with the Commission, but as of the date of this letter, is not yet complete.  However, sections of the amended Form 10-KSB have been included in accordance with the Commission’s questions.

For convenience, the Company is issuing responses to your comments with numbering corresponding to the Commission’s comments:

Annual Report on Form 10-KSB for the year ended December 31, 2007

Financial Statements, page 9
Independent Auditors’s Report, page 10

1.           In response to your letter dated September 15, 2008, all financial statements presented on the Form 10-KSB filed on February 13, 2008 were audited by the Company’s then independent auditor, Lawrence Scharfman & Co. CPA PA.  Financial statements for the years 2006 and 2007 were audited including, without limitation, the statements of operations, changes in stockholders’ equity (deficit) and cash flows (see the Independent Auditor’s Report for the Form 10-KSB/A filed on February 15, 2008).  However, the Company understands that it will be necessary for the independent auditor to re-issue its audit opinion for the years ending December 31, 2006 and December 31, 2007 on the amended Form 10-KSB.

Consolidated Balance Sheets, page 11

2.           As stated previously, the transactions involving Oxford Knights International, Dream Investments TV, eSafe, Inc. and Invest, Inc. were in error.  The Company has included a timeline of the transactions as follows:

Oxford Knights International:  In December of 2002 the Company issued 1,970,000 shares of common stock to Oxford Knights International in exchange for 100% of the issued and outstanding shares of Fabricating Solutions, Inc. whereby Fabricating Solutions was to become a wholly owned subsidiary of the Company.  Oxford Knights International was the sole shareholder of Fabricating Solutions before the Company exchanged 1,970,000 of its common shares for 100% of the shares of Fabricating Solutions.  However, the Company’s board of directors did not approve the exchange with Oxford Knights International but the shares remain outstanding.

Dream Investments TV:  In December of 2005 the Company acquired 100% of the issued and outstanding shares of Dream Apartments TV for $58,100 cash whereby Dream Apartments became a wholly owned subsidiary of the Company.  To date, the Company still intends on producing and marketing videos relating to this investment.

eSafe, Inc.:  On April 10, 2006, the Company acquired 100% of the issued and outstanding shares of eSafe, Inc.  In exchange, the Company delivered to UC Hub Group (the then sole shareholder of eSafe) 22,890,936 shares of common stock and to fund eSafe with $200,000 working capital.  The $200,000 was paid to eSafe.  However, on November 16, 2007, the Company rescinded its agreement to purchase eSafe.  During the time that eSafe was a wholly owned subsidiary of the Company, eSafe failed to meet all performance benchmarks.

Invest, Inc.:  As previously stated, the investment in “Invest, Inc.” was misstated and should have been posted as “Investment Income.”

3.           As stated above, the account stating “Invest, Inc.” was misstated and the $45,000 should have been posted to “Investment Income.”  Specifically, three separate investments were made in the Company as follows:

a. $10,000 cash investment on July 14, 2006
b. $10,000 cash investment on August 31, 2006
c. $25,000 cash investment on September 5, 2006

The above investors received investment loans payable by the Company.  These investment loans have been paid off by the Company.

4.           Please note that all disclosures for corrections of errors will be included in the amended 10-KSB and that the financial statements in the amended Form 10-KSB will be listed as “restated” in accordance with SFAS 154.

5.           As stated in Response 2 above, the Company acquired 100% of the issued and outstanding shares of eSafe, Inc. on April 10, 2006 in exchange for 22,290,936 shares of the Company’s common stock and 1,000,000 shares of the Company’s preferred stock that was paid to UC Hub Group (the then sole shareholder of eSafe).  The 1,000 shares of eSafe held by the Company constituting 100% of the issued and outstanding shares of eSafe was not included on the balance sheet of the Company for the year ending 2006 and 2007.

By December 31, 2006, the Company’s eSafe subsidiary was reporting no revenues and little operations.  At the time, the Company felt that the value of eSafe was insignificant.  The Company paid two consultants in January of 2007, David Dearman and Martin Stadelli, 1,000,000 shares of the Company’s common stock in order to stimulate eSafe’s business.  This measure was not effective and in November of 2007, the Company agreed to rescind the eSafe acquisition agreement.  The shares issued to UC Hub were returned to various entities affiliated with control persons of the Company.

The Company feels that the eSafe shares were worthless and the failure to report the 1,000 shares of eSafe on the Company’s balance sheet was therefore immaterial.

For the 22,890,936 common and 1,000,000 preferred shares of the Company issued to UC Hub, the Company does not feel it is necessary to recognize a “push-down” accounting policy as UC Hub became the majority shareholder in the Company.  There was no need to change the basis of accounting because the acquisition of the shares by UC Hub did not affect the Company’s underlying business.  Otherwise, the Company  did account for the shares issued to UC Hub in the eSafe acquisition agreement as the shares were on the Company’s financial statements for the years ending 2006 and 2007.

Consolidated Statement of Changes in Shareholders’ Equity/(Deficit), page 15

6.           The Company has attached its proposed Consolidated Statement of Changes in Shareholders’ Equity for the years ending December 31, 2006 and December 31, 2007 (please note that the Statement of Changes in Equity is “unaudited” as it has not yet been audited:

PSPP HOLDINGS, INC.
RESTATED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Unaudited)

	Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance on December 31, 2005	1,000,000	1,000	30,608,428	30,608	4,083,947	(5,797,012)	(1,681,457)
Issuance of 22,890,936 common shares to UC Hub Group, April 2006			22,890,936	22,891	445,600
Shares issued for Services 9/8/2006			2,000,000	2,000	40,000
Net Income						137,476
Balance on December 31, 2006	1,000,000	1,000	55,499,364	55,499	4,569,547	(5,659,536)	(1,033,490)
Shares Issued for Services 1/3/2007			2,000,000	2,000	150,000
Shares Issued for Services 7/12/2007			7,000,000	7,000	229,421
Net Loss						(14,489)
Balance on December 31, 2007	1,000,000	1,000	64,499,364	64,499	4,948,968	(5,674,025)	(659,558)

Notes to Consolidated Financial Statements, page 16
Stock Based Compensation, page 18

7.           For the restated financial statements for the years ending December 31, 2006 and 2007 that will be presented on the amended Form 10-KSB, the Company is applying SFAS 123R and not APB 25.  Additionally, filings with the Commission in the future will include the application of the correct standards of SFAS 123R.

Note 5 – Capital Stock, page 19

8.           As stated in the Company’s letter to the Commission dated September 5, five million restricted common shares were issued to Larry Wilcox, a former officer and director of the Company, in the year 2007.  There was a dispute between Larry Wilcox and the Company and on November 16, 2007, Larry Wilcox and the Company, as well as other individuals, entered into a Settlement Agreement and Mutual Release of Claims whereby the eSafe agreement was rescinded (as mentioned in Response 2 above) and Larry Wilcox agreed to return the 5,000,000 shares to the Company for cancellation.  As part of the Settlement Agreement, Wilcox will not be compensated for the services.

Item 8A.  Controls and Procedures, page 25

9 & 10.                      Management has concluded that internal controls over financial reporting were effective for the year ending December 31, 2007.  Please note that in Section 8A of the draft of the amended 10-KSB, page _, the Company has completed its evaluation of such internal controls and believes them to be adequate.  The Company has attached its proposed report on internal controls over financial reporting as well as its controls and procedures:

ITEM 8A. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the specified time periods.

The Company's management, with the participation of its Chief Executive Officer and its Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e)) as of December 31, 2007. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of that date, the Company's disclosure controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, were effective at the reasonable assurance level.

Management's assessment identified the following material weaknesses and significant deficiencies:

1. The Company identified a material weakness related to lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles in the US ("GAAP") and the financial reporting requirements of the Securities and Exchange Commission. The Company has taken the necessary steps to remedy this weakness and management has assessed the operating effectiveness of these enhanced internal controls and believes this material weakness has been remedied.

2. The Company identified a material weakness related to insufficient written policies and procedures to insure the correct applications of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements. The Company has taken the necessary steps to remedy this weakness and management has assessed the operating effectiveness of these enhanced internal controls and believes this material weakness has been remedied.

The Public Company Accounting Oversight Board has defined material weakness as a "significant deficiency or combination of significant deficiencies that results in more than a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected".

The material weaknesses identified and relate to:

As of December 31, 2007 there was a continuing lack of segregation of duties, in that we only had one person performing all accounting-related on-site duties. Because of the "barebones" level of relevant personnel, however, certain deficiencies which are cured by separation of duties cannot be cured, but only monitored as a weakness.

Notwithstanding the existence of material weakness in our internal controls over financial reporting, our management, including our Chief Executive Officer and Chief Financial Officer, believe that the consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

ITEM 8A(T) CONTROLS AND PROCEDURES

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We identified the following material weakness in our internal control over financial reporting- we did not have adequately segregation of duties, in that we only had one person performing all accounting-related on-site duties. Because of the "barebones" level of relevant personnel, however, certain deficiencies which are cured by separation of duties cannot be cured, but only monitored as a weakness.

Quarterly report on Form 10-Q for the quarter ended June 30, 2008

Management’s Discussion and Analysis or Plan of Operation, page 2
Critical Accounting Policies, page 2

11.           The Commission has requested that the Company revise future filings to comply with FR-72 (Release 33-8350).  The Company affirms that all future filings, including the amended Form 10-KSB for the year ended December 31, 2007, will comply with FR-72 and any other applicable rules and regulations.

If there are any further comments or questions feel free to contact me at (301) 230-9674.

Very truly, /s/ Frederic Richardson Frederic Richardson President & CEO